Yield10 Bioscience, Inc.
19 Presidential Way
Woburn, Massachusetts 01801

December 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela Long, Esq.

Re:	Yield10 Bioscience, Inc.
Registration Statement on Form S-1
File No. 333-221283
Request for Acceleration

Dear Ms. Long:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Yield10 Bioscience, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-221283), so that it may become effective at 5:30 p.m. (Washington, D.C. time) on December 18, 2017, or as soon thereafter as practicable.

Please call Megan Gates, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-4443 with any comments or questions regarding this matter.

Very truly yours,

Yield10 Bioscience, Inc.

By:	/s/ Charles B. Haaser
	Name:	Charles B. Haaser
	Title:	Vice President, Finance,
Chief Accounting Officer and Treasurer

cc:                                Yield10 Bioscience, Inc.

Oliver P. Peoples, Ph.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan N. Gates, Esq.